TurkPower
CORPORATION

100 Park Avenue – Suite 1600
New York, New York 10017

October 13, 2010

Via EDGAR Only

Mr. Ryan Rohn
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	TurkPower Corporation f/k/a
Global Ink Supply Co.
Form 10-Q for the Period Ending February 28, 2010
Filed April 19, 2010

Dear Mr. Rohn:

Please be advised that the undersigned is the duly elected Executive Chairman of TurkPower Corporation, f/k/a Global Ink Supply Co., the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing.  In accordance therewith, the Issuer acknowledges the following statements:

1.	The Issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	The staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Ryan E. Hart